BASS, BERRY & SIMS PLC

J. ALLEN OVERBY	A PROFESSIONAL LIMITED LIABILITY COMPANY	OTHER OFFICES:
TEL: (615) 742-6211	ATTORNEYS AT LAW
FAX: (615) 742-2711		NASHVILLE MUSIC ROW
aoverby@bassberry.com	AMSOUTH CENTER	KNOXVILLE
	315 DEADERICK STREET, SUITE 2700	MEMPHIS
NASHVILLE, TN 37238-3001
(615) 742-6200

www.bassberry.com

November 1, 2004

Via EDGAR and Facsimile (202) 942-9638

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	HCA Inc.
Schedule TO-I/A filed by HCA Inc. on October 13, 2004
File No. 005-41652

Dear Mr. Panos:

     On behalf of HCA Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated October 21, 2004 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter. Amendment No. 3 to the Schedule TO-I (the “Amendment”) was filed today with the Securities and Exchange Commission via EDGAR.

OFFER TO PURCHASE

     General/Important ii

1.	Advise us why the offer is open for twenty full business days as required by Rule 14e-1(a) for the participants in the Amended and Restated HCA Employee Stock Purchase Plan and the HCA 401(k) plan.

     RESPONSE:

Under the Amended and Restated HCA Employee Stock Purchase Plan (the “ESPP”) and the HCA 401(k) plan (the “401(k) Plan”), the ESPP and the 401(k) Plan, as opposed to the participants in such plans, are the holders of the Company’s common stock. The offer is open for twenty full business days for all holders of the Company’s common stock, including the ESPP and the 401(k) Plan. Accordingly, the Company believes it has met the requirements of Rule 14e-1(a).

Nicholas P. Panos
Securities and Exchange Commission
November 1, 2004

2.	In light of your comment that holders who check the box indicating that they will tender their shares at any price at or above the minimum will maximize their chances of their shares being purchased in the offer, include disclosure which clearly explains that this feature may have the effect of decreasing the price at which any securities will be purchased.

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

3. Procedures for Tendering Shares, page 17

3.	We note that shareholders must submit multiple letters of transmittal if they determine to tender shares at different prices. Please revise to clarify whether holders must submit multiple requests to withdraw if they wish to withdraw shares tendered at different prices.

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

6. Conditional Tender of Shares, page 24

4.	Shares not purchased pursuant to conditional tender, proration, or pricing provisions must be returned promptly following the expiration of the offer, not “as promptly as practicable.” Please revise.

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

5.	The proration discussion is not clear as it appears HCA intends to pro rate conditionally tendered securities. We understand HCA has committed to prorating tendered securities if 61,000,000 or more shares are tendered in the offer. While the staff will not object if HCA first makes purchases from each security holder tendering an odd lot prior to prorating the balance of securities tendered, and acknowledge HCA may lawfully exclude from the pro ration pool securities tendered by odd lot holders, HCA remains required to then accept all unconditionally tendered securities next. HCA may then purchase conditionally tendered securities by lot. Please revise to make clear, if true, that HCA will not be prorating conditionally tendered securities and that HCA will only accept securities in that class of tenders once odd lots and unconditionally tendered securities have been accepted. See Rule 13e-4(f)(3)(ii).

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

Nicholas P. Panos
Securities and Exchange Commission
November 1, 2004

7. Conditions to the Offer

6.	HCA deems the conditions to be an ongoing right that may be asserted at any time from time to time. Please be advised that all conditions of the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please revise the disclosure to make clear that all conditions, other than those subject to applicable law, will be satisfied or waived on or before the expiration of the offer.

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

11. Certain Information Concerning Us

7.	Advise us of the authority upon which HCA relies to incorporate future periodic filings by reference, or delete this reference and revise this section to indicate that HCA will specifically amend the Schedule TO to incorporate by reference future periodic filings made with the Commission.

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

Letter of Transmittal

8.	We note that you will accept odd lot tenders only from those holders who were odd lot holders at the date of announcement and continue to be odd lot holders through the expiration date. This condition appears inconsistent with Rule 13e-4(f)(3) and as it would seemingly prohibit holders from becoming odd lot holders by selling shares in the market prior to expiration. Please revise and make corresponding changes to page 12 of the Offer to Purchase.

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

9.	We note that on page 4 of the Letter of Transmittal you stipulate that the undersigned “has read and agrees to all of the terms of the Offer.” The form improperly asks option holders to certify that they have “read” the terms of the offer. Please revise to delete the requirement that option holders certify that they have “read” the offer. Alternatively, amend the form to include a legend in bold typeface that indicates HCA neither views the certification made by option holders that they have read the offering materials as a waiver

Nicholas P. Panos
Securities and Exchange Commission
November 1, 2004

of liability and that HCA promises not to assert that this provision constitutes a waiver of liability.

     RESPONSE:

     The disclosure has been revised in accordance with the comment.

     Please do not hesitate to contact me at the above telephone number if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ J. Allen Overby